UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Medarex, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

583916-10-1
(CUSIP Number)

Margaret M. Foran
Vice President - Corporate Governance and Secretary
Pfizer Inc. 235 East 42nd Street
New York, New York 10017
(212)-733-4802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583916-10-1.................................

1. Names of Reporting Persons.

Pfizer Overseas Pharmaceuticals

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions) ......WC..................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization - Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power.. 4,827,808.............

8. Shared Voting Power

9. Sole Dispositive Power     4,827,808

10. Shared Dispositive Power ........................................................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 4,827,808.............

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...

13. Percent of Class Represented by Amount in Row (11) 5.7%

14. Type of Reporting Person (See Instructions) - CO .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Medarex, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

583916-10-1
(CUSIP Number)

Margaret M. Foran
Vice President - Corporate Governance and Secretary
Pfizer Inc. 235 East 42nd Street
New York, New York 10017
(212)-733-4802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583916-10-1................................

1. Names of Reporting Persons.

Pfizer, Inc. ; 13-5315170

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions) ......WC..................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization - Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power..                   0

8. Shared Voting Power                 0

9. Sole Dispositive Power              0

10. Shared Dispositive Power        0

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 4,827,808.............

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...

13. Percent of Class Represented by Amount in Row (11)   5.7%

14. Type of Reporting Person (See Instructions) - CO .

Item 1. Security and Issuer

Common Stock, $.01 par value, of Medarex, Inc., 707 State Road, Princeton, New Jersey 08540

Item 2. Identity and Background

(a) Pfizer Overseas Pharmaceuticals

(b) Pottery Road, Dun Laoire, Co. Dublin, Ireland

(c) Ownership and manufacture of pharmaceutical products for sale and distribution.

(d) No

(e) No

(f) Republic of Ireland.

Item 3. Source and Amount of Funds or Other Consideration

Working Capital.

Item 4. Purpose of Transaction

Investment.

Item 5. Interest in Securities of the Issuer

(a) 4,827,808 shares; 5.7%

(b) 4,827,808 shares

(c) Pfizer Overseas Pharmaceuticals purchased 4,827,808 shares of the common stock, $.01 par value of Medarex, Inc. on September 20, 2004 for cash equal to $30,000,000 ($6.21 per share).

(d) N.A.

(e) N.A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As part of the Securities Purchase Agreement pursuant to which the shares of Medarex, Inc. were purchased, Pfizer Overseas Pharmaceuticals agreed not to sell such shares for a period of 24 months. The agreement contains customary representations, warranties and covenants of agreements of this sort, including a representation that Pfizer Overseas Pharmaceuticals was acquiring the shares for its own account, for investment and with no present intention to distribute the shares being purchased except in compliance with applicable securities laws.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2004
( Date)

Signature             /s/ Ciaran Keaney
                          Ciaran Keaney / Company Secretary, Pfizer Overseas Pharmaceuticals
                          ( Name/Title)